Tj 3/2/15

15046265

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66925

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tora Trading Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1440 Chapin Avenue, Suite 205
(No. and street)

Burlingame (City) California (State) 94010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Catuna (415) 546-2293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 Mission Street (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/2/15

OATH OR AFFIRMATION

I, Paul Catuna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Tora Trading Services, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer.

Paul Catuna — 2/25/15

Signature — Date

Chief Financial Officer

Title

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2015, by Paul Catuna proved to me on the basis of satisfactory evidence to be the persons who appear before me.

Ray Lombardi

Notary Public

RAY LOMBARDI
Comm. #2098953
Notary Public - California
San Mateo County
Comm. Expires Feb 20, 2019

Tora Trading Services, LLC

(SEC ID. No. 8-66925)

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2014 and Report of Independent Registered Public Accounting Firm

Public Document
(Pursuant to Rule 17a-5(e)(3) under the Security and Exchange Act of 1934)

TORA TRADING SERVICES, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
555 Mission Street
San Francisco, CA 94105-0935
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Tora Trading Services, LLC
Burlingame, CA

We have audited the accompanying statement of financial condition of Tora Trading Services, LLC (the "Company") as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Tora Trading Services, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g and h listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte + Touche LLP
February 25, 2015

TORA TRADING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets	
Cash and cash equivalents	$ 1,182,403
Due from member	2,318,631
Prepaid expenses and other assets	77,501
Property and equipment - net of $ 258,359 accumulated depreciation	45,770
Total assets	$ 3,624,305
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 136,297
Accrued compensation	217,362
Total liabilities	353,659
Member's equity	3,270,646
Total liabilities and member's equity	$ 3,624,305

See notes to financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2014

Revenues:	
Service	$ 7,432,038
Expenses:	
Compensation	5,953,506
Travel and entertainment	349,886
Research fees	206,088
Rent	227,360
Professional fees	46,810
Deprecation	29,688
Other operating expense	292,143
Total expenses	7,105,481
Net income	$ 326,557

See notes to financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

Member's equity - January 1, 2014	$ 2,647,614
Stock based compensation	296,475
Net income	326,557
Member's equity - December 31, 2014	$ 3,270,646

See notes to financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

Cash flow from operating activities:	
Net income	$ 326,557
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	29,688
Stock-based compensation	296,475
Changes in assets and liabilities:	
Due from member	(791,918)
Prepaid expenses and other asset	6,897
Accounts payable and accrued expenses	226
Accrued compensation	(9,934)
Net cash used by operating activities	(142,009)
Cash flows from investing activities:	
Purchase of property and equipment	(12,429)
Net cash used by investing activities	(12,429)
Net decrease in cash and cash equivalents	(154,438)
Cash and cash equivalents - beginning of year	1,336,841
Cash and cash equivalents - end of year	$ 1,182,403

See notes to financial statements.

1. Organization

Tora Trading Services, LLC (the "Company") is organized as a Delaware limited liability company and operates in the United States. The Company is a securities broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as an introducing broker dealer and does not hold funds or securities for customers, and does not owe any money or securities to customers. The Company is wholly owned by Tora Trading Services Limited, a Cayman Islands company (the "Member"). The Member is a wholly owned subsidiary of Tora Holdings, Inc. (the "Parent Company" or "Tora Holdings"), a Delaware corporation. Tora Holdings is a provider of execution and trade order management systems for hedge funds, asset managers, and proprietary trading desks. The Member delegates certain services to the Company, including outsourced trading. The Company refers trades to Tora Trading Services Limited, Hong Kong, a wholly owned subsidiary of the Member, and other non-affiliated broker dealers.

2. Summary of Significant Accounting Policies

Basis of Presentation — The accompanying financial statements of the Company have been presented in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company's results of operations and financial position could differ significantly from the financial position and results that would have been achieved if the Company was not owned by the Member and Tora Holdings.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Service Revenue — The Company earns revenue by providing its Member services. The Company earns cost plus 5% for expenses incurred in the ordinary course of business and cost for certain other expenses such as employee bonuses and stock based compensation.

Cash and Cash Equivalents — The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less at acquisition, other than those held for sale in the ordinary course of business, to be cash equivalents. The Company holds cash in financial institutions in excess of FDIC insured limits. The Company periodically reviews the financial condition of the institutions and assesses the credit risk.

Due from Member — The Company collects service revenue from the Member. The Company considers Due from Member to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment — Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over the estimated useful lives of the assets.

Income Taxes — As a single member limited liability company, the Company is not directly liable for income taxes. Accordingly, federal and state income taxes have not been reflected in the accompanying financial statements.

Fair Value of Financial Instruments — The carrying amounts of cash and cash equivalents, accounts payable and accrued liabilities approximate fair values because of the short-term maturities and/or liquid nature of these assets and liabilities. Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Stock-Based Compensation — The Company records stock-based awards at fair value as of the grant date, and recognizes expense ratably on a straight-line basis over the requisite service period, which is generally the vesting term of the awards. The Company estimates the fair value of share-based payment awards on the grant date using the Black-Scholes-Merton option pricing model.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2014, the Company's net capital was $ 828,744, which exceeded the requirement by $578,744. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was 0.43 to 1.

4. Commitments

Operating Leases — The Company leases office space under non-cancelable operating leases with various expiration dates through 2017. Future annual minimum lease payments under the Company's leases are as follows:

Year ending	
2015	120,428
2016	123,882
2017	100,063
Thereafter	-
Total minimum lease payments	$ 344,373

5. Stock-Based Compensation

Stock Options

Under the Tora Holdings 2010 Equity Incentive Plan ("2010 Plan"), the Parent Company grants stock options to employees of the Company. The Company may grant up to 30,350 stock options to employees under the 2010 Plan. The Company records the related expense amounts in compensation expense. Generally, all stock options granted under the plan vest 25% one year from the date of grant and the remainder vest at a rate of 2.08% per month thereafter. Options expire 10 years from the date of grant.

The following table summarizes stock option activity for employees of the Company:

	Options Outstanding	Weighted Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2014	17,969	$ 226.05	
Granted	1,150	152.90	
Exercised	-	-	
Cancelled	-	-	
Outstanding at December 31, 2014	19,119	$ 221.65	6.89
Options exercisable at December 31, 2014	15,895	$ 226.46	6.55

At December 31, 2014, all outstanding options have either vested or are expected to vest. The weighted average grant-date fair value was $96.63. At December 31, 2014, there was $274,241 of unrecognized compensation cost related to stock options which will be recognized over the remaining weighted-average vesting period of 1.95 years. In 2014, the Company recognized $296,475, of compensation costs related to stock options.

The cost of stock options is determined using the Black-Scholes option pricing model on the date of grant. The table below summarizes the weighted-average assumptions used during 2014.

Risk-free interest rate	1.6%
Expected lives (in years)	5.9
Dividend yield	-
Expected volatility	48.3%

Stock Appreciation Rights

Under the Tora Holdings 2013 Stock Appreciation Rights Plan ("2013 Plan"), the Parent Company may grant stock appreciation rights ("SARs") to employees of the Company. SAR's vest upon the satisfaction of all of the following: the fulfillment of service conditions, performance conditions, and the occurrence of a Company transaction or event. The service condition is satisfied over four years. The performance condition is satisfied upon meeting certain objective targets. A Company transaction occurs upon a change in control or initial public offering. No SAR's were granted in 2014. In 2013, 2,448 SAR shares were granted to an employee at an exercise price of $147.24 per share. None of the SARs are exercisable. The Company did not record any stock based compensation expense during 2014, for this award.

6. Employee Benefit Plan

The Company's 401(k) profit sharing plan covers all employees who are over the age of 21 and will be employed for at least 1,000 hours of service per year of eligibility. The plan provides for matching employee contributions of 100% of the elective deferral which does not exceed 5% of compensation up to the annual legal limit. Employer contributions vest immediately for employees hired before April 1, 2013 and over four years for employees hired subsequent. Employee contributions are always 100% vested. For the year ended December 31, 2014, the Company made contributions to the plan of $135,720.

7. Subsequent Events

The Company evaluated subsequent events through February 23, 2015, the date the financial statements were issued.

* * * * * *

SUPPLEMENTAL INFORMATION

TORA TRADING SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2014

Net Capital --	
Total member's equity	$ 3,270,646
Less: Nonallowable assets:	
Due from member	2,318,631
Prepaid expenses and other assets	77,501
Property and equipment (net)	45,770
Total nonallowable assets	2,441,902
Net Capital Before Haircut	828,744
Less: Haircut on securities	-
Net capital	828,744
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $353,659 or $250,000 whichever is greater	250,000
Excess Net Capital	$ 578,744

There were no material differences between the above computation and the computation included in the Company's unaudited December 31, 2014 Focus Report.

TORA TRADING SERVICES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

Deloitte.

Deloitte & Touche LLP
555 Mission Street
San Francisco, CA 94105-0935
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of
Tora Trading Services, LLC
San Francisco, CA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Tora Trading Services, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. Tora Trading Services LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2015

AMENDED

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

TORA TRADING SERVICES LLC
1440 CHAPIN AVE STE 205
BURLINGAME CA 94010-4011

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Paul Catuna: 415-546-2293

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 18,566

B. Less payment made with SIPC-6 filed (**exclude interest**) and SIPC-7 original filing dated 2/9/15 (18,509)
7/10/14
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 57

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 57

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 57

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tora Trading Services, LLC
(Name of Corporation, Partnership or other organization)

Paul Catuna
(Authorized Signature)

Dated the 23 day of February, 20 15.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Deloitte.

Deloitte & Touche LLP
555 Mission Street
San Francisco, CA 94105-0935
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Tora Trading Services, LLC
Burlingame, CA

We have reviewed management's statements, included in the accompanying Tora Trading Services, LLC's Exemption Report, in which (1) Tora Trading Services, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 25, 2015

TORA
TECHNOLOGY. TRADING. LIQUIDITY.

Tora Trading Services, LLC
1440 Chapin Avenue, Suite 205
Burlingame, CA 94010
Tel +1 (650) 513-6700
Fax +1 (650) 284-2117

Tora Trading Services, LLC's Exemption Report

We as members of management of Tora Trading Services, LLC, (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k): (2)(ii) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(ii) and (2) we met the identified exemption provisions from June 1, 2014 to December 31, 2014 without exception.

Paul J. Catuna

Paul J. Catuna
Chief Financial Officer

February 25, 2015